082-03822

APELLA RESOURCES INC.



Apella Resources Inc.

RECEIVED
2010 SEP -3 A

SUPPL

For Immediate Release

LATEST RESULTS CONFIRM THREE NEW DISCOVERY ZONES ENRICHED ASSAYS RETURN UP TO 1.12% V_2O_5Eq – 0.65% V_2O_5 - 53.51% Fe_2O_3 - 10.32% TiO_2

Vancouver, BC – 11:00 A.M., Thursday August 26, 2010

Apella Resources Inc. (TSX.V: APA), (Frankfurt Symbol: NWN) is pleased to announce that positive assays from the recent channel sampling over the three new discovery zones at the Iron-T V_2O_5 – Fe_2O_3 – TiO_2 Project have returned very encouraging results. The assays have again confirmed Apella's continued ability to identify highly significant disseminated, semi massive and massive Vanadiferous mineralization extending across Apella's Iron-T Vanadium-Iron-Titanium project near Matagami, Quebec. The results are outlined below and a detailed chart of the assay results follows at the end of this news release.

In July 2010, Apella stripped, washed, mapped and channel sampled three recently discovered V-Fe-Ti occurrences it had identified on the Iron-T. The three stripped areas are referred to as T-1, T-2 and T-3 and reviewed below in reverse order. All of grades obtained as outlined below in Tables A & C from the discovery zones T-1 and T-3 exceed the conservative breakeven criteria of 0.48% V_2O_5Eq as outlined in the recent SGS-Geostat Report. Samples reported below from the T-3 discovery zone exceeded the breakeven of 0.48% V_2O_5Eq by a considerable margin ranging from 62.5% to 133%.

Discovery Zone T-3: corresponds to a mineralized outcrop discovered while carrying out the last drilling programme. This highly mineralized outcrop is located 25 m (82 feet) north of Apella drill hole MA-10-15. The showing clearly displays numerous semi- massive to massive oxide layers (20-40 cm thick), and corresponds to a high magnetic anomaly Apella refers to as the II Zone. The extensive T-3 stripping is 35 m (115 feet) long by 20 m (65.62 feet) wide. Semi-massive to massive oxide layers have been observed and sampled. Because of the rounded nature of the outcrops, with their steep slopes due to the presence of strong fractures, the channel sampling has been made on short lengths. A total of four channels were sawn covering a total length of 23.75 m (78 feet). At this location, channel samples are 1.50 m (5 feet) long. Results obtained are as follows:

TABLE A:

STRIPPING SAMPLE	LENGTH METRES	LENGTH FEET	V2O5Eq %	V2O5 %	Fe2O3 %	TiO2 %
T-3A	11.75	38.55	0.78 %	0.42 %	41.64 %	7.73 %
T-3B	4.50	14.76	1.12 %	0.65 %	53.51 %	8.85 %
T-3C	3.00	9.00	0.92 %	0.51 %	46.47 %	9.24 %
T-3D	4.50	14.76	1.00 %	0.54 %	51.81 %	10.32 %

Apella will be able to reach this mineralization through a follow-up extension of its diamond drill hole MA-10-14 located at 50 m northeast of T-3. A diamond drill hole ideally located on the same section as MA-10-15 and spotted 50 m north of its collar has been recommended. Upon positive results, an aggressive systematic drilling of the II Zone magnetic axis will be undertaken.



Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com

Discovery Zone T-2: stripping corresponds to mineralization discovered by prospecting during the last drilling campaign. At the time, a grab sample was taken in a massive oxide layer and assayed (see Apella's Press Release of Thursday June 17, 2010). It returned 46.48% Fe_2O_3, 8.14% TiO_2 and 0.64% V_2O_5. The T2 stripping is 60 m (196.85 feet) by 15 m (50 feet) wide. A total of 32 channel samples, each 1.25 m (4.10 feet) long, were taken, covering a length of 40 m (131 feet). Results are as follows:

TABLE B:

STRIPPING CHANNEL	LENGTH METRES	LENGTH FEET	V_2O_5Eq %	V2O5 %	Fe2O3 %	TiO2 %
T-2A	3.75	12.30	0.43 %	0.20 %	27.07 %	3.80 %
T-2B	36.55	120.0	0.41 %	0.20 %	25.22 %	3.66 %

Even though the initial channel sample results obtained show that the T-2 stripping crosses a low grade zone with thin massive oxide layers these results justify a verification of the grade at depth by one or two drill holes.

Discovery Zone T-1: is the widest and most extensively stripped area of the three discovery zones. The stripping on T-1 identified outcropping over an area about 100 m (328 feet) long by 30 m (98.40 feet) wide. It crosses a strong magnetic anomaly. Observed mineralization corresponds to disseminated to narrow massive oxide layers. Six channels have been sawn and a total of 40 channel samples were taken for analysis. Each channel sample is 1.25 m long (4.10 feet). Total sampled length is 60 m (197 feet). Results are as follows:

TABLE C:

STRIPPING CHANNEL	LENGTH METRES	LENGTH FEET	V2O5Eq %	V2O5 %	Fe2O3 %	TiO2 %
T-1A	5.00	16.40	0.59 %	0.30 %	32.48 %	5.43 %
T-1B	2.50	8.20	0.49 %	0.24 %	28.21 %	4.53 %
T-1C	11.50	37.73	0.63 %	0.34 %	33.36 %	5.08 %
T-1D	20.00	65.52	0.53 %	0.26 %	31.73 %	5.28 %
T-1E	7.50	24.61	0.50 %	0.24 %	29.85 %	4.67 %
T-1F	3.75	12.30	0.52 %	0.26 %	30.70 %	5.07 %

Table D below outlines all of the sample results for the assays from Discovery Zones T-1, T-2 and T-3. Apella is now planning its next phase of diamond drilling for the Iron-T Project.

The press release has been reviewed by Dr. Christian Derosier, P. Geo., Consulting Geologist and Qualified Person for the Iron-T project under National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien
Patrick D. O'Brien, ICD.D – Chairman

SEC Exemption 12(g)3-2(b) File no. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

DETAILED ANALYSIS OF IRON-T CHANNEL SAMPLES – AUGUST 26, 2010

CHANNEL No	SAMPLE No	LENGTH	Fe2O3 (%)	TiO2 (%)	V (%)	V2O5 (%)	V2O5Eq
T-3A-1	H907076	1.50	16.36	1.98	0.07	0.12	0.26
T-3A-2	H907077	1.50	45.98	9.38	0.29	0.52	0.93
T-3A-3	H907078	1.50	45.12	8.55	0.27	0.48	0.88
T-3A-4	H907079	1.50	36.23	5.81	0.18	0.32	0.63
T-3A-5	H907080	1.50	50.41	9.86	0.30	0.54	0.98
T-3A-6	H907081	1.50	45.56	8.47	0.25	0.45	0.85
T-3A-7	H907082	1.50	47.51	8.86	0.27	0.48	0.90
T-3A-8	H907083	1.25	46.85	9.18	0.24	0.43	0.84
Weighted average channel T-3A		**11.75**	**41.64**	**7.73**	**0.23**	**0.42**	**0.78**

CHANNEL No	SAMPLE No	LENGTH	Fe2O3 (%)	TiO2 (%)	V (%)	V2O5 (%)	V2O5Eq
T-3B-9	H907084	1.50	57.81	10.39	0.42	0.75	1.26
T-3B-10	H907085	1.50	54.56	9.64	0.41	0.73	1.21
T-3B-11	H907086	1.50	48.15	6.51	0.27	0.48	0.89
Weighted average channel T-3B		**4.50**	**53.51**	**8.85**	**0.37**	**0.65**	**1.12**

CHANNEL No	SAMPLE No	LENGTH	Fe2O3 (%)	TiO2 (%)	V (%)	V2O5 (%)	V2O5Eq
T-3C-12	H907087	1.50	36.43	6.95	0.22	0.39	0.71
T-3C-13	H907088	1.50	56.50	11.53	0.35	0.62	1.13
Weighted average channel T-3C		**3.00**	**46.47**	**9.24**	**0.29**	**0.51**	**0.92**

CHANNEL No	SAMPLE No	LENGTH	Fe2O3 (%)	TiO2 (%)	V (%)	V2O5 (%)	V2O5Eq
T-3D-14	H907089	1.50	49.81	9.60	0.30	0.54	0.98
T-3D-15	H907090	1.50	48.89	9.55	0.27	0.48	0.92
T-3D-16	H907091	1.50	56.74	11.80	0.33	0.59	1.10
Weighted average channel T-3D		**4.50**	**51.81**	**10.32**	**0.30**	**0.54**	**1.00**

CHANNEL No	SAMPLE No	LENGTH	Fe2O3 (%)	TiO2 (%)	V (%)	V2O5 (%)	V2O5Eq
T-2A-1	H907042	1.25	28.16	3.49	0.12	0.21	0.45
T-2A-2	H907043	1.25	28.13	4.05	0.13	0.23	0.47
T-2A-3	H907044	1.25	24.91	3.87	0.08	0.14	0.36
Weighted average channel T-2A		**3.75**	**27.07**	**3.80**	**0.11**	**0.20**	**0.43**

T-2B-5	H907045	1.25	20.15	2.77	0.08	0.14	0.31
T-2B-6	H907046	1.25	20.51	2.70	0.09	0.16	0.33
T-2B-7	H907047	1.25	30.11	4.57	0.17	0.30	0.56
T-2B-8	H907048	1.25	24.97	3.77	0.13	0.23	0.45
T-2B-9	H907049	1.25	22.34	3.83	0.06	0.11	0.30
T-2B-10	H907051	1.25	27.22	3.76	0.11	0.20	0.43
T-2B-11	H907052	1.25	31.00	4.40	0.14	0.25	0.51
T-2B-12	H907053	1.25	34.05	5.12	0.17	0.30	0.60
T-2B-13	H907054	1.25	35.59	5.43	0.19	0.34	0.65
T-2B-14	H907055	1.25	40.01	6.36	0.26	0.46	0.81
T-2B-15	H907056	1.25	21.48	2.98	0.09	0.16	0.34
T-2B-16	H907057	1.25	23.89	3.91	0.09	0.16	0.37
T-2B-17	H907058	1.25	21.60	2.94	0.08	0.14	0.33
T-2B-18	H907059	1.25	36.89	5.84	0.22	0.39	0.71
T-2B-19	H907060	1.20	16.15	1.77	0.04	0.07	0.21
T-2B-20	H907061	1.25	23.39	3.14	0.08	0.14	0.34
T-2B-21	H907062	1.25	26.78	3.67	0.13	0.23	0.46
T-2B-22	H907063	1.25	19.20	2.27	0.06	0.11	0.27
T-2B-23	H907064	1.25	21.10	2.87	0.07	0.12	0.30
T-2B-24	H907065	1.25	18.14	2.93	0.04	0.07	0.23
T-2B-25	H907066	1.25	23.83	3.49	0.10	0.18	0.38
T-2B-26	H907067	1.25	29.70	4.88	0.16	0.29	0.54
T-2B-27	H907068	1.25	36.00	6.20	0.21	0.37	0.69
T-2B-28	H907069	1.25	21.03	2.94	0.07	0.12	0.30
T-2B-29	H907070	1.25	19.48	3.09	0.06	0.11	0.28
T-2B-30	H907071	1.25	23.38	2.91	0.06	0.11	0.30
T-2B-31	H907072	1.25	18.24	1.03	0.03	0.05	0.20
T-2B-32	H907073	1.25	21.63	3.02	0.08	0.14	0.33
T-2B-33	H907074	1.60	23.53	3.53	0.12	0.21	0.42
Weighted average channel T-2B		**36.55**	**25.22**	**3.66**	**0.11**	**0.20**	**0.41**

T-1A-38	H907038	1.25	33.42	5.04	0.18	0.32	0.61
T-1A-39	H907039	1.25	25.03	3.52	0.12	0.21	0.43
T-1A-40	H907040	1.25	32.97	6.57	0.16	0.29	0.58
T-1A-41	H907041	1.25	38.48	6.58	0.22	0.39	0.73
Weighted average channel T-1A		**5.00**	**32.48**	**5.43**	**0.17**	**0.30**	**0.59**

T-1B-1	H907001	1.25	25.31	3.59	0.12	0.21	0.43
T-1B-2	H907002	1.25	31.11	5.46	0.15	0.27	0.54
Weighted average channel T-1B		**2.50**	**28.21**	**4.53**	**0.14**	**0.24**	**0.49**

Suite 1600, The Bower Building, 543 Granville Street, **Vancouver, British Columbia** Canada V6C 1X8

Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.apellaresources.com** • apella@apellaresources.com

T-1C-3	H907003	1.25	38.94	5.98	0.22	0.39	0.73
T-1C-4	H907004	1.25	35.37	5.41	0.20	0.36	0.66
T-1C-5	H907005	1.25	37.20	5.75	0.22	0.39	0.71
T-1C-6	H907006	1.25	40.53	6.43	0.24	0.43	0.78
T-1C-7	H907007	1.25	37.62	5.85	0.22	0.39	0.72
T-1C-8	H907008	1.25	28.04	3.92	0.15	0.27	0.51
T-1C-9	H907009	1.25	36.26	6.07	0.22	0.39	0.71
T-1C-10	H907010	1.25	26.09	3.70	0.14	0.25	0.47
T-1C-11	H907011	1.50	22.38	3.00	0.11	0.20	0.39
Weighted average channel T-1C		**11.50**	**33.36**	**5.08**	**0.19**	**0.34**	**0.63**

T-1D-12	H907012	1.25	29.72	4.44	0.15	0.27	0.52
T-1D-13	H907013	1.25	27.00	4.62	0.10	0.18	0.41
T-1D-14	H907014	1.25	30.37	4.27	0.16	0.29	0.54
T-1D-15	H907015	1.25	33.29	4.95	0.18	0.32	0.61
T-1D-16	H907016	1.25	42.59	7.48	0.27	0.48	0.85
T-1D-17	H907017	1.25	22.79	2.84	0.11	0.20	0.39
T-1D-18	H907018	1.25	33.66	6.06	0.14	0.25	0.55
T-1D-19	H907019	1.25	25.90	4.96	0.09	0.16	0.39
T-1D-20	H907020	1.25	25.88	4.48	0.08	0.14	0.37
T-1D-21	H907021	1.25	39.94	7.55	0.19	0.34	0.69
T-1D-22	H907022	1.25	29.67	4.72	0.11	0.20	0.45
T-1D-23	H907023	1.25	26.28	4.10	0.08	0.14	0.37
T-1D-24	H907024	1.25	35.65	6.76	0.14	0.25	0.56
T-1D-26	H907026	1.25	41.80	7.55	0.22	0.39	0.76
T-1D-27	H907027	1.25	30.67	4.72	0.15	0.27	0.53
T-1D-28	H907028	1.25	32.52	5.02	0.15	0.27	0.55
Weighted average channel T-1D		**20.00**	**31.73**	**5.28**	**0.15**	**0.26**	**0.53**

T-1E-32	H907032	1.25	22.90	3.58	0.09	0.16	0.36
T-1E-33	H907033	1.25	36.79	6.90	0.18	0.32	0.65
T-1E-34	H907034	1.25	30.54	4.19	0.14	0.25	0.51
T-1E-35	H907035	1.25	30.50	4.46	0.13	0.23	0.49
T-1E-36	H907036	1.25	33.53	5.11	0.17	0.30	0.59
T-1E-37	H907037	1.25	24.81	3.75	0.10	0.18	0.39
Weighted average channel T-1E		**7.50**	**29.85**	**4.67**	**0.14**	**0.24**	**0.50**

T-1F-29	H907029	1.25	37.19	5.97	0.22	0.39	0.71
T-1F-30	H907030	1.25	32.74	5.58	0.13	0.23	0.52
T-1F-31	H907031	1.25	22.17	3.66	0.08	0.14	0.34
Weighted average channel T-1F		**3.75**	**30.70**	**5.07**	**0.14**	**0.26**	**0.52**